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PRICER

PRESS RELEASE

SUPPL

from Pricer AB (publ) September 22nd, 2010

Pricer wins Carrefour France ESL rollout, the largest ESL project to date

Carrefour, the second largest retailer worldwide, has chosen Pricer for upgrading the Electronic Shelf Labels in its hypermarkets. Pricer's new Continuum labels will replace the previous generation labels that are installed in 194 hypermarkets in France. First 12 to 17 hypermarkets will be installed this year. Carrefour also indicated that the rest of the stores are planned to be installed until 2013. Pricer estimates that the total value of the ESL replacement at Carrefour hypermarkets is close to 300 MSEK.

"Following an extensive evaluation process of ESL benefits as well as comprehensive comparison with other solutions, Carrefour's decision is the best proof to the significant role of ESL in today's competitive retail environment" says Fredrik Berglund, Pricer's CEO. "Carrefour started the deployment of ESL in 2004 and since then, ESL has become a mandatory tool for Carrefour in implementing Dynamic Pricing strategies and optimizing store operations. This is the most significant ESL project of any retailer and we are proud to be the ones chosen for the implementation."

For further information, please contact:
Fredrik Berglund, CEO, or Harald Bauer, CFO, Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.
Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,800 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate identity number: 556427-7993


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